

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-mail</u>
Mr. Wilson Ferreira, Junior
CPFL Energy, Inc.
Rua Gomes De Carvalho, 1,510, 14th Floor - Suite 142
CEP 04547 – 005 Vila Olímpia – São Paulo, São Paulo
Federative Republic of Brazil

      Re: CPFL Energy, Inc.
               Form 20-F for Fiscal Year Ended December 31, 2013
               Filed April 4, 2014
               File No. 001-32297

Dear Mr. Ferreira:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Allegretto

                    James Allegretto
                    Senior Assistant Chief Accountant

cc: Mr. Gustavo Estrella, Chief Financial Officer,
       CPFL Energy, Inc.

       Mr. Eduardo Takeiti, Investor Relations Officer,
       CPFL Energy, Inc.